EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 28, 2009

(Thousands of Dollars)

	Six
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$ 59,005	39,275
Add:
Fixed charges	34,332	21,231
Income taxes	26,436	17,579
	-----------	-----------
Total	$119,773	78,085
	======	======

Fixed charges:
Interest expense	$ 27,218	17,503
Rental expense representative
of interest factor	7,114	3,728
	-----------	-----------
Total	$ 34,332	21,231
	======	======

Ratio of earnings to fixed charges	3.49	3.68
	======	======